Exhibit 99.1

Letter to Shareholders: A Response to Hostile Intentions to Dismantle the Company

Waltham, Mass, Jan. 25, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, responded today to another move by a shareholder that it believes is organizing a potential attempt to dismantle the Company’s board and management and to opportunistically access Nano Dimension’ cash reserves for its own benefit.

Over the last year or so, while multiple companies saw the growth of their business challenged, Nano Dimension’s revenues grew over 300%.

During that time, the wider stock market caused stock prices across the 3D-printing industry to lose value faster than Nano Dimension’s share price. However, broader market changes and sector specific pressure, has left the Company’s stock value lower than its cash value per share. As a result, investors with a short term focus are seeking to break up the Company’s business and liquidate its cash for their own business or personal needs, without regard for the investment required to generate value for the Company’s over one hundred thousand shareholders or for its over 500 employees.

Recent events and shareholders involved

A Schedule 13D filed on January 23rd, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) indicates that a small group of foreign funds have joined together and claim to own approximately 5.1% of the outstanding ordinary shares of the Company.

The largest of the shareholders, Murchinson Ltd. (“Murchinson”), controlled by Mr. Marc Bistricer from Toronto, Canada, previously offered to acquire the Company in September 2022 with an offer that was substantially below the cash value per Nano Dimension’ share at the time. The prior offer lacked certainty due to several deficiencies: it was neither backed by a proof of existing ownership nor evidence of available funds nor supported by a financial advisor, all the while being qualified as “non-binding” by Mr. Bistricer himself. Based on the speculative nature of the offer, the Company’s board of directors rejected the offer as highly conditional.

Since the rejection, Mr. Bistricer has persisted in harassing and publicly disparaging the Company’s management, which resulted in the Company delivering a “cease-and-desist” letter. Murchinson continued to attempt to interfere with Company business by sending harassing and threatening letters to the Company’s directors, attempting to stop a shareholder vote (subsequently rejected by the Israeli courts), and publishing disparaging information about the Company’s management and board members in social and other media (as determined by an Israeli judge in connection with a court testimony).

In addition, Murchinson, Mr. Bistricer and several of their affiliates have a history of securities violations and settlements with the SEC, which required the repayment of ill-gotten gains and fines over $8.1 million.

Ever committed to executing on its business plan and creating notable shareholder value, Nano Dimension is considering various legal measures in order to protect itself from a takeover, as long as it is a target, by applying value protection mechanisms that will reduce the incentive for destructive offers and will allow investors to easily differentiate between legitimate offers aimed at improving the Company’s value and business prospects from those that merely seek to fill the pockets of shady hedge funds.

Nano Dimension continues to deliver results

While the Company has faced the aforementioned challenges, Nano Dimension has been able to perfect its capabilities, product lines, and its business focus under the leadership of its management and the guidance of its board of directors.

The Company continues to execute on its plan to develop and deliver advanced systems for 3D printed electronics and precision metal, ceramic, and polymer parts, while serving critical industries, including aerospace and defense, advanced automotive, electronics, medical electronics, and other industries.

This plan has demonstrated both steady organic growth and expansion from acquisitions, alongside continued complex technological development. In 2022, there was a significant increase in revenue (1,180% over 2020 and 316% over 2021), due to a combination of acquisitions and accelerated organic growth.

Nano Dimension is strategically well prepared for the year ahead

Since raising capital in 2020-21, merger and acquisition has always been a core part of the Company’s strategic plan. This plan called for using its unique financial position to complement its growth strategy by utilizing its cash reserves to acquire technology companies that develop complementary technologies to the Company’s core activities, which will help the Company to accelerate its continued development, while also building a robust business to deliver long-term value and return-on-investment to shareholders that far exceeds its current cash reserves.

The market dislocations of 2021 into much of 2022 caused many competitors to undertake acquisitions at valuations that the Company’s board of directors and management perceived as unfavorable, because there was not a discernable way to translate these deals into a return-on-investment for shareholders.

Thanks to this prudence, Nano Dimension is in an exceptional position and strategically prepared for the year ahead. In particular, Nano Dimension is able to acquire opportunities in 2023 at far more favorable valuations and with higher likelihood than before. In summary, based on prudent stewardship heading into 2023, Nano Dimension is the best capitalized company in its segment and the logical consolidator as the Company expects that even more competitors will run into capitalization issues this year.

Nano Dimension, under its board of directors, with the leadership of its management, and with the dedication of its over 500 employees, continues to be focused on its primary mission: to accelerate the growth of its existing business, and, most importantly, protect the capital of investors to leverage its unique market position and seize opportunities for meaningful shareholder value creation.

Thank you for your trust and support.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its mission and strategy, including potential mergers and acquisitions. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

ir@nano-di.com